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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                           SEC File Number: 001-12155
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                           CUSIP Number: 311565 10 5
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(Check one):  [X] Form 10-K  [ ] Form 20-F   [ ] Form I 1-K
              [ ] Form 10-Q  [ ] Form N-SAR  [ ] Form N-CSR

              For Period Ended: December 31, 2006
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              [ ]  Transition Report on Form 10-K
              [ ]  Transition Report on Form 20-F
              [ ]  Transition Report on Form 11-K
              [ ]  Transition Report on Form 10-Q
              [ ]  Transition Report on Form N-SAR

              For the Transition Period Ended:_________________________________

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 Read Instruction (on back page) Before Preparing Form. Please Print or Type.
   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

One IP Voice, Inc.
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Full Name of Registrant


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Former Name if Applicable

22 Prestige Park Circle
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Address of Principal Executive Office (Street and Number)

East Hartford, CT 06108
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) |X|

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

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On December 13, 2006, One IP Voice, Inc., a Delaware corporation (the
"Company), and its subsidiary OIPV Corp., a Delaware corporation (such subsidiary, together with the Company, the "Debtors"), filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code with the United States Bankruptcy Court for the District of Connecticut, Hartford, Connecticut (the "Bankruptcy Court").

The Bankruptcy Court assumed jurisdiction over the assets of the Debtors as of the date of the filing of the bankruptcy petition. The Debtors remain in possession of their assets, and continue to manage and operate their business and properties, as debtors-in-possession, subject to the provisions of the Bankruptcy Code and the supervision and orders of the Bankruptcy Court.

There can be no assurance that the Debtors can remain as debtors-in-possession and that a trustee will not be appointed to operate the business of the Debtors. Furthermore, there can be no assurance that the Debtors will retain control of their assets during the pendency of the bankruptcy case. The Debtors' current business relationships and arrangements, and Debtors' ability to negotiate future business arrangements may be adversely affected by the filing of the bankruptcy petition by the Debtors.

On February 23, 2007, the Bankruptcy Court entered two orders approving the sale of substantially all of the assets of the Debtors to the highest bidders pursuant to Section 363 of the Bankruptcy Code. The remaining assets of the Company are potential claims against creditors for preferential payments they may have received in the 90 days prior to the filing of the bankruptcy and the public entity ("Public Shell") which continues to trade on the NASDAQ-OTC. The average daily trading volume for the period the Company has continued operations under Chapter 11 has been 35,345 shares per day. The Company is current on all of its filings pursuant to the Securities Exchange Act of 1934 through the date of this filing. The number of authorized shares of common stock for the Company is 30,000,000 shares and the number of shares outstanding on a fully diluted/ fully converted basis is approximately 14,000,000 shares. It is the Company's current intention to sell the Public Shell to the highest bidder ("Buyer") at a sale price in excess of $350,000 either pursuant to a
Section 363 sale or a Chapter 11 Plan of Reorganization provided the Buyer agrees to pay the costs of an audit to be performed by the Company's accountants, Carlin Charron & Rosen and the professional fees incurred by the Company to prepare and file the Form 10-K and obtain Bankruptcy Court approval for the sale of the Public Shell. The Company anticipates the sale of the Public Shell to occur on or before March 30, 2007 and that the Form 10-K will be filed within thirty (30) days thereafter. In the event that the Company does not obtain the minimum sale price or fails to close a transaction by March 30, 2007 the Company will convert the cases to Chapter 7 proceedings and it will not file the Form 10-K for the fiscal year ending December 31, 2006.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Henry E. Knoblock, III, Esq.        617             350-6800
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                 (Name)               (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s) Yes [X] No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [X] No [ ]

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      Between the sales of both entities, which were consummated on February 23, 2007, all of the assets of both Debtors were sold, with the exception of potential causes of action in the bankruptcy proceeding to recover preferential payments. After accounting for accrued and unpaid expenses the Company currently has less than $10,000 in cash on hand to continue to operate in Chapter 11. The Debtors are no longer operating as going concern businesses and therefore any expenses relating to the performance of an audit, the preparation of the Form 10-K and any professional expenses incurred by the Company to obtain Bankruptcy Court Approval of the sale of the Public Shell would need to be paid for by a buyer.

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                               One IP Voice, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: March 14, 2006                   By: /s/ Frederick Robertson
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                                           Frederick Robertson
                                           Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.